Free Writing Prospectus Filed pursuant to Rule 433

To Prospectus dated January 27, 2012

Preliminary Prospectus Supplement dated September 24, 2014

Registration No. 333-179213

DOMINION RESOURCES, INC.

FINAL TERM SHEET

September 24, 2014

2014 Series A Enhanced Junior Subordinated Notes Due 2054

Issuer:	Dominion Resources, Inc. (DRI)

Principal Amount:	$685,000,000

Expected Ratings*:	Baa3(stable)/BBB(stable)/BBB-(stable) (Moody’s/S&P/Fitch)

Trade Date:	September 24, 2014

Settlement Date (T+7)**:	October 3, 2014

Final Maturity Date:	October 1, 2054

Interest During Fixed Rate Period:	5.75% semi-annually in arrears until October 1, 2024, payable on April 1 and October 1, commencing April 1, 2015, subject to DRI’s right to defer interest on one or more occasions for up to 10 consecutive years

Interest During Floating Rate Period:	Beginning October 1, 2024, at a floating rate based on three month LIBOR plus 305.7 basis points, reset quarterly, payable quarterly in arrears on January 1, April 1, July 1 and October 1, commencing January 1, 2025, subject to DRI’s right to defer interest on one or more occasions for up to 10 consecutive years

Par Call:	In whole or in part on one or more occasions on or after October 1, 2024 at 100% of the principal amount, plus accrued and unpaid interest

Tax Event Call:	In whole, but not in part, at any time before October 1, 2024 at 100% of the principal amount, plus accrued and unpaid interest, upon the occurrence of a Tax Event (as defined in the issuer’s preliminary prospectus supplement dated September 24, 2014)

Rating Agency Event Call:	In whole or in part on one or more occasions before October 1, 2024 at 102% of the principal amount, plus accrued and unpaid interest, upon the occurrence of a Rating Agency Event (as defined in the issuer’s preliminary prospectus supplement dated September 24, 2014)

Public Offering Price:	100.00%

CUSIP/ISIN:	25746UBY4/US25746UBY47

Joint Book-Running Managers:	Barclays Capital Inc., Morgan Stanley & Co. LLC, UBS Securities LLC and Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated September 24, 2014, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request it by contacting:

Barclays Capital Inc. toll free at 1-888-603-5847

Morgan Stanley & Co. LLC toll free at 1-866-718-1649

UBS Securities LLC toll free at 1-877-827-6444, ext. 561 3884

Wells Fargo Securities, LLC toll free at 1-800-326-5897 or emailing cmclientsupport@wellsfargo.com

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	We expect that delivery of the Junior Subordinated Notes will be made against payment for the Junior Subordinated Notes on the Settlement Date, which will be the seventh business day following the date of this final term sheet (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Junior Subordinated Notes on the date of this final term sheet or the next three succeeding business days will be required, by virtue of the fact that the Junior Subordinated Notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.